Exhibit 8.1
TELVENT GIT, S.A. SIGNIFICANT SUBSIDIARIES

	Country of	Percentage
Name of Subsidiary	Organization	Ownership
Telvent Energia y Medio Ambiente, S.A.	Spain	100%
Telvent Trafico y Transporte, S.A.	Spain	100%
Telvent Brasil S.A.	Brazil	100%
Telvent Mexico S.A. de C.V.	Mexico	100%
Telvent Canada Ltd.	Canada	100%
Telvent U.S.A. Inc.	U.S.A.	100%
Telvent Interactiva, S.A.	Spain	100%
Telvent Outsourcing, S.A.	Spain	100%
Telvent Housing, S.A.	Spain	100%
Miner & Miner, Consulting Engineers, Inc.	U.S.A.	100%
Telvent Australia Pty. Ltd. (formerly Almos Systems Pty Ltd.)	Australia	100%
Telvent Netherlands B.V. (formerly Almos Systems B.V.)	Netherlands	100%
Telvent Control System (Beijing) Co., Ltd.	China	100%
Telvent Farradyne Inc. (formerly P.B. Farradyne, Inc.)	U.S.A.	100%